Exhibit (a)(6)

Paul J. Diaz Chief Executive Officer
Dedicated to Hope, Healing and Recovery

May 27, 2014

Mr. Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Mr. Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

Since the May 15, 2014 public announcement of our offer to acquire Gentiva for total consideration of $14.00 per share, we have heard from both companies’ shareholders—and sell-side research analysts have reported—that they support a combination and that the price is a very compelling and significant premium to Gentiva’s historic trading price and projected earnings estimates. We are certain you have heard the same from your shareholders.

We are disappointed, however, that instead of listening to your shareholders—the true owners of Gentiva—and immediately entering into good faith negotiations with Kindred, your Board has instead implemented a poison pill that limits shareholders’ opportunity to maximize the value of their investment. We question the motive and timing of such implementation, which limits not just Kindred, but all Gentiva shareholders from increasing their investment in the company.

Gentiva has been steadfastly unwilling to begin a dialogue with Kindred, and we believe the implementation of a poison pill further demonstrates that Gentiva is ignoring the will of its shareholders. As you know, our offer represents a 64% premium to Gentiva’s share price on May 14, 2014 (the day prior to Kindred making public the offer) and a 40% premium to Wall Street analysts’ one-year median price target of $10.00 per share. We urge the Gentiva Board to stop erecting obstacles and to immediately engage with our Board and management team to reach agreement on this value creating transaction. Despite Gentiva’s actions, we will not be deterred. We are determined to pursue the proposed combination of Kindred and Gentiva and are committed over the long-term to achieving our objective. We are ready, willing and able to quickly proceed toward consummating a negotiated transaction.

Sincerely,

Paul J. Diaz

cc: Phyllis R. Yale, Chair of the Board

680 South Fourth Street — Louisville, Kentucky 40202

502.596.7703 — 502.596.4848 fax — 800.648.6057 TDD/TTY

Paul.Diaz@kindredhealthcare.com